Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED JULY 15, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2019;

•	to disclose the calculation of our June 30, 2019 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on status of our current public offering (the “Offering”).

August 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2019 (and repurchases as of July 31, 2019) is as follows:

Transaction Price (per share)
Class S	$20.96
Class T	$20.82
Class D	$20.89
Class I	$20.96

The August 1, 2019 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2019. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2019 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

SREIT-SUP6-0719

The following table provides a breakdown of the major components of our NAV as of June 30, 2019 ($ and shares in thousands):

Components of NAV	June 30, 2019
Investments in real properties	$688,189
Investments in real estate related securities	139,914
Cash and cash equivalents	39,582
Restricted cash	73,421
Other assets	11,376
Debt obligations	(465,549)
Subscriptions received in advance	(55,464)
Other liabilities	(24,084)
Performance participation accrual	(3,215)
Management fee payable	(419)
Accrued stockholder servicing fees (1)	(204)
Minority interest	(3,366)

Net asset value	$400,181

Number of outstanding shares	19,096

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2019, we have accrued under GAAP $21.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$270,490,472	$13,412,485	$12,902,273	$103,375,375	$400,180,605
Number of outstanding shares	12,902,379	644,168	617,605	4,932,239	19,096,391

NAV per share as of June 30, 2019	$20.96	$20.82	$20.89	$20.96

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.7%	5.6%
Hotel	8.9%	8.3%
Office	8.8%	7.8%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+2.8%	+3.3%	+1.8%
(weighted average)	0.25% increase	(2.6)%	(3.0)%	(1.7)%

The following table provides a breakdown of the major components of our NAV as of May 31, 2019 ($ and shares in thousands):

Components of NAV	May 31, 2019
Investments in real properties	$679,458
Investments in real estate related securities	85,549
Cash and cash equivalents	21,510
Restricted cash	73,742
Other assets	7,820
Debt obligations	(451,398)
Subscriptions received in advance	(58,350)
Other liabilities	(20,087)
Performance participation accrual	(2,031)
Management fee payable	(348)
Accrued stockholder servicing fees (1)	(169)
Minority interest	(3,144)

Net asset value	$332,552

Number of outstanding shares	16,102

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2019, we have accrued under GAAP $18.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$224,881,136	$9,576,582	$10,180,785	$87,913,322	$332,551,825
Number of outstanding shares	10,884,175	466,188	494,298	4,256,975	16,101,636

NAV per share as of May 31, 2019	$20.66	$20.54	$20.60	$20.65

Status of our Current Public Offering

As of the date hereof, we had issued and sold 21,843,519 shares of our common stock (consisting of 14,425,478 Class S shares, 770,893 Class T shares, 811,833 Class D shares and 5,835,315 Class I shares) in the offering. We intend to continue selling shares in the Offering on a monthly basis.